

May 29, 2012

Via E-mail
Mr. Robert Dykes
EVP and Chief Financial Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re:  VeriFone Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed December 23, 2011**
> **Form 8-K/A filed March 19, 2012**
> **File No. 001-32465**

Dear Mr. Dykes:

We have reviewed your letter dated May 4, 2012 in connection with the above-referenced filings and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 2, 2012.

Form 10-K for the Fiscal Year Ended October 31, 2011

General

1.     Please refer to comment 1 in our letter dated April 2, 2012.  You state in your response that "these unauthorized activities did not involve any sale or provision of (y)our U.S. produced or U.S.-origin products into Iran."   Please tell us whether any products sold or provided into Iran pursuant to any referenced unauthorized activities involved items included in the Bureau of Industry and Security's Commerce Control List.

2.     In addition, please tell us the dollar amounts of any revenues you have received, directly or indirectly, from all "unauthorized activities" to which you refer.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 52

3.      We note your response to prior comment 2.  Please tell us how you long you intend to consider historical volatility of comparable companies when determining your volatility.  In this regard, we would note that once you have a sufficient amount of historical information for your own stock available we would no longer expect you to consider the historical volatility of comparable companies.  By analogy, please see Question 6 of SAB Topic 14.D.1.

Results of Operations

Provision for Income Taxes, page 54

4.      We note your response to prior comment 3 and the disclosures referenced in your Form 10-K.  Your response indicates that Singapore is the only foreign country that has a material impact on your effective tax rate.  Please clearly disclose this in future filings and confirm that if any other foreign tax jurisdiction were to become material to your effective tax rate that you will provide disclosure regarding that jurisdiction.  We further note your reference to risk factor disclosures on page 30 that address Singapore as well as the factors that could impact your effective tax rate (i.e. shifts in the mix of pretax profits by tax jurisdiction).  In future filings please provide similar disclosure in your income tax discussion in your MD&A.

Item 8. Financial Statements and Supplementary Data

Note 13 – Commitments and Contingencies, page 105

5.      Your response to prior comment 5 indicates that you do not believe there was a reasonable possibility that a material loss may have been incurred with respect to your securities class action and derivative lawsuits.  Please reconcile this conclusion with your disclosure that you have not recorded any liabilities as you are unable to estimate the potential liability.  Also, please tell us how you considered the concerns addressed in prior comment number 5 as it relates to the Cardsoft litigation.

Form 8-K/A filed March 19, 2012

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended October 31, 2011

6.      We note your response to prior comment 10 and it remains unclear to us how you have concluded that the adjustments in (P) were appropriate given the criteria in Rule 11-02(b)(6) as well as the fact that these adjustments reverse the effect of purchase accounting recorded in accordance with GAAP.  Please explain to us how both of these adjustments met the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X.

7.      We note that your response to prior comment 11 references adjustment (R) to your pro forma condensed combined statement of operations which appears to relate only to the Hypercom acquisition.  Please tell us whether the historical statements of operations include any transaction expenses already incurred associated with the Point acquisition. In this regard, we note that your response to prior comment 7 indicates that all of the transaction costs associated with the Point acquisition were included in the pro forma balance sheet.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief